Mail Stop 4561
      July 15, 2005

Mr. Anthony Fidaleo
Chief Financial Officer
Adstar, Inc.
4553 Glencoe Avenue, Suite 300
Marina del Rey, CA 90292

	Re:	Adstar, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 1-15363

Dear Mr. Fidaleo:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2004

Independent Auditor`s Report, page F-2

1. Please explain to us how your auditors considered PCAOB
Auditing
Standard No. 1 in conjunction with their audit report contained in your Form 10-K.




Consolidated Statements of Operations, page F-4

2. Tell us how you considered the guidance in Question 1 of SAB
Topic
13.B to separately disclose the cost of revenues related to each type of revenue reported on the face of the income statement.

Note 8 - Convertible Preferred Stock, page F-20

3. We note that you have not shown the 7% cumulative dividend as a deduction in deriving net income applicable to common shareholders because it is payable upon a liquidating event. Explain what is considered a liquidating event. Advise us how your accounting treatment complies with paragraph 9 of SFAS 128 which requires the deduction of dividends accumulated on cumulative preferred stock whether or not it has been earned or paid to derive net income or loss applicable to common shareholders. Tell us the amount of dividends that would have increased your net loss applicable to common shareholders had you accrued these amounts pursuant to SFAS 128.

Note 14 Shareholder Receivable, page F-27

4. Please advise us of your compliance with section 402 of the Sarbanes-Oxley Act of 2002 regarding the note receivables with your officers

Note 20 - Subsequent Event, page F-34

5. We note that after year end you raised $597,423 from the exercise of warrants issued to Paulson Investment Company as compensation for services. Further, we note that you recorded a preferred dividend related to these warrants in the first quarter of 2005. Clarify the timing in which the warrants were issued, how they were accounted for at the date of issuance and your basis in GAAP for your accounting treatment. Lastly, advise us why you recorded the change in fair value for the warrants as a preferred dividend below net loss in your first quarter Form 10-Q and the accounting literature you relied upon in determining this treatment was appropriate.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Thomas Flinn, Staff Accountant, at (202)
551-
3469 or the undersigned at (202) 551-3413 if you have questions.
      			Sincerely,


      Cicely D. Luckey
      Accounting Branch Chief






Mr. Anthony Fidaleo
Adstar, Inc.
July 15, 2005
Page 1